Investor Presentation November 19, 2003

Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward- looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks: that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described in the presentation; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; that actual cash flow and net debt figures differ from the estimated targets described in the presentation; that Vivendi Universal will be unable to further identify, develop and achieve synergies and success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as the risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or revise any forward-looking statements.

Vivendi Universal's Equity Story: A Media & Telecom Company

Vivendi Universal in July 2002: A Mixed Array of Assets*

Approximately 6,000 consolidated companies and shareholdings with €35bn debt, significant losses and negative cashflow



EchoStar
Sundance
Spencer Gifts
USA Networks
Theme parks
UCi
Universal Pictures
USAi
VU Games
Sport Five
Studio Canal
Expand
European channels
Media Overseas
Sport clubs
Telepiu
Nordic
Canal+ Technologies
Benelux
multiThematiques
Theme Channels+
Spain
Poland
Canal+
UGC
Canal Satellite
Hungary
Elektrim S.A.
Kenya
Maroc Telecom
Mauritel
Poland
Cegetel - SFR
Egypt
MP3.com
Education.com
I-France
E.music
CanalNumedia
Pressplay
Music
Clubs
Aeroservices
Viventures
Allociné
US publishing
Genova Water
e-brands
La Défense Real estate
Scoot
Moviso
Sunburst
Publishing France
Vizzavi France
Vizzavi Plc.
General literature
Agua Argentinas
Keolis
Sithe
Flipside.com
Water
Energy
Spain publishing
Reference works
Paris Real estate
Transportation
Health publishing
Trade press
Works of art
Mery Castle
Free sheets, France
Venice
Consumer press, France
Waste management
VIVENDI UNIVERSAL

* Incomplete list of companies; provided solely for illustration purposes

4

Our Achievements Since July 2002 Introduced new rules of Corporate Governance Disposed of non-core or unmanageable assets Ended or limited cash drains (Internet, Canal+ Group, Int'l telecoms, Others) and reduced overhead Strongly reduced and restructured debt Strengthened control and management of businesses Focused management on cash flow generation Acquired 26% of SFR-Cegetel Group at a good price and implemented synergies as a member of the Vodafone family Restructured Canal+ Group and returned to a positive operating income Signed an agreement with General Electric for the merger of NBC and Vivendi Universal Entertainment

A Media & Telecom Company Telecom Media Mobile / Fixed line Mobile / Fixed line Networks / Cable / Film / Parks Pay-TV / Film Music Video Games Growth & Value creation businesses Turn-around businesses

Media Businesses Characteristics

Growth & Value creation factors

NBC Universal — 20%*

- Partnership with GE
- Prime content on high quality platforms
- Highest operating margins in US TV & media sector
- Negotiated liquidity options
- Complementary assets with strong synergies
- Management with strong media expertise

Canal+ Group — 100%

- French Pay-TV & movie production
- ~8m subscriptions
- Unique programming on the Premium channel
- Leading French satellite TV platform
- Impressive turn-around plan is leading to return to profitability
- Partnership with Lagardère Media

Universal Music Group — 92%

- World's #1 music company **
- Leader in all major genres
- 3rd largest publisher
- Multi-approach action plan against piracy
- Significant cost-cutting plan
- New business models

Vivendi Universal games — 100%

- # 2 in PC games***
- # 6 in consumer software***
- Revenue: ~40% PC / ~60% consoles
- Strong franchises in PC games with high margins
- Multiple content synergies with VU's music and film divisions

Value Creation Businesses & Recovery Works

* Subject to closing, including VUE minority interests; ** Source: IFPI;
*** Sources: NPD Funworld, PC Data, Chart-Track, GFK, Inform, Interbase; latest available 12 months to Dec. 2002

Vivendi Universal
7

Telecom Businesses Characteristics

Growth & Value creation factors

56% groupe cegetel SFR

35% → 51%* Maroc Telecom

- Opportunistic French market (3 players)
- # 2 mobile operator with ~35% market share
- Vodafone Group cost and revenue benefits
- New data services take off
- Very strong profitability and dividends
- Very strong cash flow
- Wireline: DSL perspectives

- Growing market
- # 1 mobile player with ~70% market share
- Incumbent operator
- Strong profitability >35% EBIT margins
- Very strong cash flow from operations, higher than operating income
- Long term partnership with the Kingdom of Morocco

2 Profitable Growth Companies

* Subject to completion
Sources: ART & ANRT

VIVENDI UNIVERSAL

8

2004 Group Action Plan

2004 Group Action Plan Drive the performance of the Media and Telecom assets Restructure the Media / Entertainment assets UMG: implement successful new business model and cost-cutting plans CANAL+ Group: pursue the on-going turn-around plan VUG: launch a significant turn-around plan Yield significant profit growth from Telecom assets : Improve SFR performance (grow ARPU, develop data services) and prepare the launch of UMTS in the second half of 2004 Implement the Cegetel / TD merger and develop wireline market share Implement the acquisition of 16% of Maroc Telecom Close the NBC-Universal transaction

Other 2004 Objectives Finalize approximately &128; 4bn of remaining disposals (including Veolia shares) plus $ 2bn of IACI shares Endeavor to resolve S.E.C. and C.O.B. investigations, Class Actions lawsuits and other pending litigations Optimize the value created by the tax losses carry forward

Asset Diposals to Finalize

- **~ € 4 billion of asset disposals:**
  - 20.4% of Veolia Environnement: up to € 2.2 billion
  - Remaining dispersed non-core assets: up to € 2 billion
    (including Elektrim, Kenya Telecom, Monaco Telecom, Canal+ Poland, Canal+ Benelux, SportFive, NC Numéricable and approx. 20 minor assets)

- **Potential IACI share disposal:**
  - 56.6m shares collateralized to the Preferred B stock: ~$ 2 billion
  - We may have to pay taxes on capital gain

12

VIVENDI UNIVERSAL

Endeavor To Resolve Pending Litigations C.O.B. investigation: Formal Report and Notice of Grievance were notified. VU has three months from Oct. 31, 2003 to review, analyse and respond to the C.O.B. and can defend itself through due process rights S.E.C. investigation: Continue to cooperate with the S.E.C. in an effort to bring this investigation to an end in an efficient manner Class Action: The U.S. Federal Court has decided, at this preliminary stage of the proceedings, that the class action plaintiffs in the U.S. are entitled to proceed with most of their claims against VU VU intends to ask the Court to reconsider certain findings in its Opinion VU believes that plaintiffs' claims are without merit and will continue to defend against them vigorously.

Tax Situation &128; 8.3bn deferred tax assets on tax losses at June 30, 2003: &128; 11bn operating losses at a 35% tax rate &128; 20bn capital losses at a 20% tax rate &128; 0.45bn value incurred from other losses, mainly in the U.S. VU intends to manage these tax assets in order to draw value from the current situation Deferred tax liabilities of &128; 7.9bn at end-2002 &128; 244m capital gain tax paid in Canada in Q2 2003 No other cash impact expected, including the DuPont share redemption

Vivendi Universal at End of 2004 A Media and Telecom company managed, profitable and with low debt Media and Telecom operating businesses either on growth or in turn-around progress Benefit from ~20% of NBC-Universal Net debt below &128;5 billion Investment grade profile A profitable company: Generating cash-flows Optimizing and developing the value of each business Resources available for proven investments and growth opportunities With cash available for dividends in 2005

Conclusion

Why Invest in VU? (1/2) Focused on two dynamic markets: Media & Telecom Towards a much simpler and more transparent business structure Exclusive access to world class unlisted assets Media / Entertainment: recovery & value creation NBC-Universal: Strong value creation expected Canal+ Group: Quick and successful turn-around Music and Games: Mid-term recovery prospects Telecom: growing and profitable in an undervalued sector SFR-Cegetel & Maroc Telecom: 2 profitable growth companies

Why Invest in VU? (2/2) Management team credibility Delivered on its promises to VU shareholders Strong track-record in turning companies around Committed to profitability, cash flow and value creation Substantial deferred tax assets of ~ &128;8 billion Company on track to be profitable and de-leveraged Strong potential investment and growth capacity Very strong potential upside on current prices Net Asset Value consensus offers ~+25% upside on current price Cheap EV / 03E EBITDA multiples compared to peers

Appendices

Financial Overview

Media / Entertainement: &128; 15bn 58% Non-Core: &128; 1,7bn 7% Telecoms &128; 9bn 35% Breakdown of 2003 Estimated Revenues: &128; 25.7bn (on a consolidated basis*) Revenues Overview *Cegetel 100% consolidated, 56% economic interest and Maroc Telecom 100% consolidated, 35% economic interest

2001PF 2002PF 2003E Revenue 27.73 28.73 25.6 2001PF 2002PF 2003E Op. Income 2.1 2.038 3.149 2001PF 2002PF 2003E CF from Ops. 1.224 2.629 3.302 2001PF 2002PF 2003E % CF from Ops. 0.01 0.731 1.7 (In Euro) 27.7bn 28.7bn Revenue: reduction of perimeter Operating Income Cash Flow from Operations Proportionate Cash Flow from Operations 2.1bn 2.0bn 1.2bn 2.6bn 0bn 0.7bn Financial Growth Est. 25.7bn The Pro Forma information illustrates the effect of the acquisition of the acquisition of the entertainment asets of InterActiveCorp. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occured at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002

FY 2003 Group Guidance The Pro Forma information illustrates the effect of the acquisition of the acquisition of the entertainment asets of InterActiveCorp. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occured at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. * Net cash provided by operating activities net of capital expenditures and before financing costs and taxes ** Cash flow from operations excluding minority stakes

Half Year 2003 Achievements Operating income: up 20%* to &128; 1.68bn Adjusted net income (1) almost at break-even Net loss at &128; 0.6bn vs. &128; 12.3bn for the first half 2002 Consolidated cash flow from operations: up 24%* to &128; 2.2bn Proportional cash flow from operations: up 83%* to &128; 1.3bn Net debt of &128; 13.7bn, down 60% compared to June 30 2002 (2) * On a pro forma basis (1) Net income before goodwill amortization, asset impairment, exceptional items and financial provisions (2) Before deconsolidation of Veolia Environnement's net debt of &128; 16.1 billion

Liquidity & Financial Flexibility Financing and Refinancing operations &128; 7.5 billion of debt refinanced through 6 transactions over 12 months Average maturity of debt extended from 4.4 to 6.0 years Better balance between public debt and bank debt Removal of significant contingent liabilities Elimination of a potential liquidity risk of approximately &128; 1.5 billion * * $812 million related to the unwinding of a Total Return Swap on AOL Time Warner shares after the cash disposal in April 2003 of the junior preferred shares in AOL Europe to AOL Time Warner; &128;840 million of bank guarantees canceled after the disposal of our stake in the Spanish telecom operator Xfera in August 2003 Restoring the financial credibility has been achieved: 5-year CDS now trade at ~130 basis points over LIBOR, vs. 1,400 basis points in July-August 2002 Equivalent to an investment grade profile

Overview of Net Debt Position June 30, 2002 Dec. 31, 2002 June 30, 2003 Dec. 31, 2003 June 30, 2004 Dec. 31, 2004 Est 18.8 12.3 7.4 2.8 Ouest 16.1 4 6.3 2.2 Veolia Environnement net debt 34.9 18.8 Net Debt Expected Evolution (in Euro billions) 16.3 12.3 13.7 5.0 Pro Forma for the acquisition of 26% of Cegetel Groupe in January 2003 Pro Forma for the NBC-Universal transaction 2.8 Without disposal of VE stake With disposal of VE stake

Description of Businesses & Strategic Positioning

SFR / Cegetel

groupe cegetel

Growth Drivers

- **Mobile**
  - Lowest penetrated market in Europe: ~66%*
  - Data / new services drive ARPU growth
  - Focus on most profitable subscribers
  - Reinforce subscriber loyalty programs
- **Wireline**
  - DSL: main growth driver in years ahead

Benchmark vs. Competition

- **Mobile**
  - 2nd largest operator in France*
  - 7th largest European operator in subscribers**
  - SFR subscriber base grows faster than market
  - Highest ARPU on the French market
  - Best brand awareness among mobile players**
- **Wireline**
  - Largest alternative fixed player in France
  - Best brand awareness among alternative players

Regulatory / Environment

- **Mobile**
  - Cheapest UMTS licence in Europe
  - Stable 3-player market
- **Wireline**
  - Fixed-line opened to private competition in 1998
  - Opening of competition on local calls in 2002

Long-Term Partnership

groupe cegetel — vodafone

- **New financial structure of SFR-Cegetel *****
- **Full benefit of synergies with Vodafone**
  - Purchasing power
  - Development of new products and services
  - International Global Accounts' management

* Source: ART ; ** Source: SFR-Cegetel

*** Subject to closing, expected by end-2003

28

VIVENDI UNIVERSAL

SFR / Cegetel Value Creation Factors Unique attractiveness of the French mobile market: Lowest penetrated European mobile market: 66% at end-September 2003 3-player market structure Very strong proportion of post-paid subscribers Very strong fundamental performances at SFR: # 2 French mobile operator: 35.4% market share on 13.9 million customers Focus on highest value customers: highest ARPU in France Strong customer loyalty: low churn rate New drivers for growth: mobile entertainment and data services Focus on cost management and value creation France's leading alternative wireline operator 3.5 million lines* Profitable player Strong development perspectives in DSL Strong cash flow generation story * Source: ART

Maroc Telecom

Growth Drivers

- **Mobile**
  - Very low penetrated market (~22%)*
  - Contract subscribers only represent ~5%
  - Target business customers for prepaid services
- **Wireline**
  - Monopoly situation: lines expected to be stable
  - Introduction of mobile competition

Benchmark vs. Competition

- **Mobile**
  - #2 telecom operator in Africa
  - 70% market share in 2002*
  - Benefits from synergies with SFR
- **Wireline**
  - Monopoly situation
  - Modern and fully digital networks supporting all telecom services

Regulatory / Environment

- Regulatory authority: Agence Nationale de Réglementation des Télécommunications (ANRT)
- On-going privatization and liberalization of telecoms
- An international bid for a new entrant on the wireline market has been unsuccessful in 2002

Long-Term Partnership

- Kingdom of Morocco owns 65%
- VU's Board decision to increase stake from 35% to 51% in 2004
- Long-term operational and financial partnership

* Source: ANRT

30

VIVENDI UNIVERSAL

Maroc Telecom Value Creation Factors Unique positioning in fast-growing Moroccan market ~ +8% per annum Strong growth potential in post-paid mobile market Strong growth potential in new value-added services Benefits from synergies with SFR-Cegetel Strict cost-control positively impacts operating margins Potential external growth opportunities on a regional basis Long-term partnership with the Kingdom of Morocco Cash-flow and profitable growth story

UMG Independents Sony Warner BMG EMI Est 25.9 25 14 11.9 11.1 12 Long-Term Partnership Universal Music Group Growth Drivers Regulatory Environment Benchmark vs. Competition With the artists ... Very large catalog .... with retailers and online distributors ... New business models .... with management ... .... with NBC-Universal Quality of artists: investment in A&R Capacity to develop new artists Quality of management team Segmentation of brands & labels Very large catalog Weight of local repertoire Ability to develop new business models Enhance the recognition of the value of intellectual property Improve the legislation to protect copyrights Work with regulators to enforce existing legislation Duration of rights on music catalogs Potential decrease in European VAT rate 2002 Worldwide Recorded Music Market Share (Source: IFPI)

UMG Value Creation Factors Long-term partnership with artists Active development of new business models New pricing policy implemented in North America Online distribution agreements with various 3rd party platforms Pro-active promotion of all new technological formats Multi-approach action plan against piracy Public Relation and Education campaigns to respect copyrights Aggressive enforcement through appropriate legal channels Encourage developments of legitimate and reasonably priced alternatives Leverage the legislative agenda / encourage local enforcement of anti-piracy laws Technology countermeasures Aggressive cost management in Europe and the US Headcount reduction across the board with an emphasis on cutting fixed costs Outsourcing of functions where outside infrastructure is available Prudent reductions in A&R spend and more careful management of marketing costs Strong recovery action plan

NBC Universal Growth Drivers Regulatory / Environment Benchmark vs. Competition Long-Term Partnership Development of joint opportunities through a strategic committee 3 seats / 15 on NBC-Universal's Board Commercial agreements with VU's businesses Networks & Stations - Broadcast Licenses, competition from cable channels Motion Picture - Video-On-Demand Cable Networks - Channel expansion limits CPM and ratings growth Advertising - Ratings/CPM/Ad market Subscriptions - Households/Fees Licensing - Hits Direct-to-consumer - In-home/VOD Parks - Tourism/Economy Rev. * Op. Profit % EV / 03E EBITDA ** NBC Universal $13 B 20% 14.0x Viacom $17 B 19% 13.7x AOL TW $16 B 14% 11.2x Fox $12 B 12% 12.4x Disney $18 B 11% 14.8x * Cable ad sales, cable fees, broadcast and Film & TV revenues only ** Source: General Electric

One of the world's most profitable & fastest-growing media companies Broad reach and compelling brands: strong promotion platforms for content businesses Strong pick-up expected in US advertising in 2004 (Olympics, Elections) Well positioned to benefit from new distribution technology Complementary assets with targeted synergies of $400 to $500M p.a. Very strong management expertise in Media / Entertainment Long term partnership with GE and with VU's media businesses NBC Universal Value Creation Factors Strong business synergies and value creation story

Canal+ Group

Growth Drivers

- **Canal+ Premium**
  - Growth in subscriber recruitments
  - Quality of exclusive programming
  - Successful transition from analog to digital
  - Subscriber loyalty: ability to keep a low churn
  - Image recognition and brand awareness
  - Ability to contain program costs inflation
- **CanalSatellite**
  - Subscriber growth
  - Exclusive content with strong appeal
  - ARPU growth through value-added services

Regulatory / Environment

- **Canal+ Premium**
  - Licence awarded subject to conditions
  - Financing obligations towards French cinema
  - Negotiations with French soccer league

Benchmark vs. Competition

- **Canal+ Premium**
  - Unique programming offer (movies, sports, ...) on the French market (4.9 million subscribers)
- **CanalSatellite**
  - Leading French satellite TV platform (2.6 million subscribers)
  - Profitable platform
  - One of the world's lowest churn rates
  - 85% subscriber satisfaction rate*
- **StudioCanal**
  - 5,000 films library (o/w 1,000 in English)

Long-Term Partnership

- **Co-shareholders in CanalSatellite, MultiThématiques and Lagardère Thématiques**
- **Operational / financial partnership**

* Source: CanalSatallite

36

Canal+ Group Value Creation Factors Low penetration of Pay-TV in France: strong potential for growth Strict turn-around and cost-saving plan: Approx. &128; 200 million in recurrent annual cost savings Renegotiation and better allocation of programming costs Overhead costs savings, headcount reduction, HQ move Distribution of the Premium channel via all possible platforms (terrestrial, satellite, cable, DSL, DTT) with a focus on shifting subscribers from analog to digital Focus on increasing image recognition and brand Potential merger of the 2 French satellite platforms and/or rationalisation steps StudioCanal: target 15% ROI on every movie produced Long-term partnership with Lagardere Media Quick and successful turn-around story

Vivendi Universal Games Growth Drivers Regulatory Environment Benchmark vs. Competition Long-Term Partnership Strategic partnerships with publishers Distribution of 3rd party releases Development of licensed properties Co-development of games With NBC-Universal Self-regulatory ratings systems VUG adheres to the U.S. Entertainment Software Association Strong popular franchises Balanced product offer between platforms Quality of management & developers Secure quality content for popular games New technology cycles Online game growth # 2 in PC worldwide * # 6 publisher of consumer software worldwide * # 1 in action and role-playing games worldwide * * Sources: NPD Funworld, PC Data, Chart-Track, GFK, Inform, Interbase

VUG Value Creation Factors Strong popular franchises Large development synergies with VU's media content Development of online game Growing consumption trend Profitable business model Helps fight piracy New technology cycle expected in a near future Potential selective growth opportunities Long-term partnership with 3rd party publishers and NBC-Universal Mid-term Recovery Story with Growth Potential

NBC-Universal: Transaction Details

Transaction Overview (1/2) Transaction Structure Consideration Retained Assets & Liabilities Total Value Delivered Vivendi and GE to form NBC-Universal by contributing VUE and NBC respectively Initial ownership 29.55% VU / 70.45% GE At closing, GE will deliver $3.8 billion of cash to the VUE shareholders in exchange for 9.55% of NBC-Universal NBC-Universal will assume approximately $1.7 billion of VUE senior debt VU will own 20% of NBC-Universal, but will retain certain liabilities VU will endorse the financial consequences of the IACI Preferreds VU to retain ownership of stake in UCI (being sold - $0.3bn) VUE valued at $14bn 13.4x EBITDA of $1bn $600m of unconsolidated assets NBC-Universal valued at ~$ 43 billion Note: VU includes VUE minority interests unless otherwise indicated

Transaction Overview (2/2) Synergies Exit Provisions Revenue Synergies of $ 100 million Pre-eminent promotion engine Content drives new platforms Ad sales opportunity Combined TV production Cost savings of $ 350 million Advertising and promotion Sourcing Program development Overlapping structures Corporate support & IT VU has right to monetize up to $3 billion in 2006 GE / NBC will provide liquidity through public offering, cash or GE shares If NBC-Universal is not public, VU has further liquidity rights of up to $4 billion in each of 2007, 2008 and 2009, and all remaining interests in 2010 Once NBC-Universal is public, VU will get all further liquidity through market placements - capped at $4 billion per annum Note: VU includes VUE minority interests unless otherwise indicated

Networks & Stations Motion Pictures Production & Syndication Cable Networks Theme Parks East 44 31 8 13 4 NBC Universal - The New Company Company Overview 2003E Pro Forma Revenues $13bn 2003 Pro forma Projections Revenues - ~$13bn EBITDA - ~$3bn Operating Margins - ~ 20% Debt - $1.7bn NBC Universal estimated entreprise value of $43 billion VU will have three seats out of fifteen on NBC Universal's Board of Directors VU, GE and NBC Universal to continue to develop joint opportunities through strategic committee Broad balance of revenue sources Advertising ~ 50% Subscriber Fees ~ 10% TV production, movies and parks ~ 40%

Next Steps Regulatory review Anti Trust Review US European Commission and Other FCC review Opportunities to hold discussions with InterActive Corporation (IACI) Potential for incremental benefits to all parties through a restructuring of IACI's investments in VUE Not a serious condition precedent to closing NBC Universal deal expected to close in the first half of 2004

IR Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Alexandra Fichelson Associate Director alexandra.fichelson@groupvu.com Edouard Lassalle Associate Director edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For financial and business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com New York 800 Third avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16